

Mail Stop 4631

January 13, 2010

Mr. Daryl K. Holcomb
Vice President, CFO and Controller
Ronson Corporation
3 Ronson Road, P.O. Box 3000
Woodbridge, NJ 07095

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2008**
> **Forms 10-Q/A for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief